

<u>Mail Stop 3010</u>

May 13, 2009

Keith A. Meister, Principal Executive Officer
Ichan Enterprises L.P.
767 Fifth Avenue, Ste. 4700
New York, NY 10153

Re: Ichan Enterprises L.P.
Registration Statement on Form S-3
File No. 333-158705
Filed on April 22, 2009

Dear Mr. Meister:

We have conducted a limited review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We are reviewing your Form 10-K for the fiscal year ended December 31, 2008, and have issued comments in connection with that review. In conjunction with that review, we will be reviewing your Form S-3, which incorporates your Form 10-K by reference. Please confirm that you will amend the Form S-3 as appropriate to reflect your responses to any comments we may issue on the Form 10-K. In addition, please note that we will not be in a position to declare your registration statement effective until we have resolved all comments on the Form 10-K.

2.   We note that exhibit 25.1 indicates that the Statement of Eligibility of the Trustee will be filed by amendment or as an exhibit to a report. Please be aware that companies relying upon Section 305(b)(2) of the Trust Indenture Act to designate the trustee on a delayed basis must separately file the Form T-1 under the electronic form type "305B2." In this situation, companies should not file the Form T-1 in a post-effective amendment to the

registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

3.   We note that exhibit 8.1 representing the tax opinion has not been filed. Please file the tax opinion with your next amendment prior to effectiveness.

4.   We note the subsection captioned "conversion rights" on page 21. If the debt securities are to be issued by Icahn Enterprises Finance Corp., it would appear that such securities could not be convertible pursuant to General Instruction I.C.3 of Form S-3. Please revise to clarify your reference to convertible securities.

5.   We note that Icahn Enterprises Finance Corp. is able to issue notes that will be guaranteed by Icahn Enterprises L.P. Please revise your prospectus to include the guarantees and clarify whether they are full and unconditional.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Duc Dang at 202-551-3386 or me at 202-551-3233 with any other questions.

Sincerely,

Thomas Kluck
Branch Chief

cc: Julie M. Allen, Esq.
        via facsimile (212) 969-2900